EXHIBIT 12.1
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES
(Dollars in Millions)

	Year Ended December 31,
	2008	2007	2006	2005	2004

Income from continuing operations before income taxes and minority interest	$330	$733	$682	$642	$412
(Income) loss related to equity method investees	(16)	(66)	(61)	(64)	(32)

	314	667	621	578	380

Add/(deduct):
Fixed Charges	300	265	317	338	321
Interest Capitalized	(35)	(47)	(27)	(25)	(18)
Distributed income of equity method investees	48	142	84	125	63
Minority interest in pre-tax (income) loss	—	(1)	(1)	—	—
Earnings available for fixed charges	$627	$1,026	$994	$1,016	$746

Fixed Charges:
Interest and other financial charges	$233	$188	$262	$283	$275
Interest factor attributable to rentals (a)	32	30	28	30	28
Interest capitalized	35	47	27	25	18
Total fixed charges	$300	$265	$317	$338	$321

Ratio of earnings to fixed charges.	2.09	3.87	3.14	3.01	2.32

Notes:

(a)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.